FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 8, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “ AUO Optronics Corp. Reports 4Q2011 Financial Results”, February 8, 2012.
2.	Taiwan Stock Exchange filing entitled, “Statement regarding news reports on February 8, 2012”, February 8, 2012.
3.	Press release entitled,” AU Optronics Corp. Reports January 2012 Consolidated Revenue”, dated February 8, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 8, 2012	By:	/s/ Andy Yang
Name: Andy Yang Title: Chief Financial Officer

News Release

AU Optronics Corp. Reports 4Q2011 Financial Results

Issued by: AU Optronics Corp.

Issued on: Feb. 8, 2012

Hsinchu, Taiwan, Feb. 8, 2012 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today held its investors conference and announced its unaudited results for the fourth quarter of 2011(1).

AUO posted consolidated revenue of NT$89,505 million (US$2,957 million) (2), down 9.5% from the previous quarter. Gross profit was -NT$10,293 million (-US$340 million), with the gross margin of -11.5%. Operating loss was NT$17,494 million (US$578 million), with the operating margin of -19.5%. AUO’s net loss for the fourth quarter was NT$20,986 million (US$693 million). Net loss attributable to equity holders of the parent company was NT$20,675 million (US$683 million), with basic EPS of -NT$2.34 per common share (-US$0.77 per ADR).

4Q2011 Result Highlights

AUO’s unaudited consolidated results for the fourth quarter of 2011 were highlighted as below:

•	Revenue was NT$89,505 million, down 9.5% quarter-over-quarter

•	Net loss was NT$20,986 million

•	Basic EPS was -NT$2.34 per common share

•	Gross margin was -11.5%

•	Operating margin was -19.5%

•	EBITDA (3) margin was 4.6%

“Facing macro-economical uncertainties and experiencing a transitional period of product and technological adjustments, our operating performance in the fourth quarter fell short of expectations. Nonetheless, with a solid financial structure, the Company still continued to generate positive cash flows from our core business,” said Mr. Andy Yang, Chief Financial Officer of AUO. “AUO’s management team will more proactively control our cash flows as well as capital expenditures, and meanwhile continue investing for technological upgrade and cost improvement.”

Looking into 2012, panel demands are expected to gradually recover, and our capacity utilization rates are also expected to improve quarter over quarter. Over the past year, AUO has dedicated itself to the technological developments, and went through learning curves and yield challenges. By means of product and technological upgrades, the management team will continue to optimize product portfolio, seeking to enhance the Company’s value of capacity and earnings performance.

(1) All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”).

(2) Amounts converted by an exchange rate of NTD30.27:USD1 based on Federal Reserve Bank of New York, USA as of Dec. 31, 2011.

(3)	EBITDA=Operating Income +D&A, that is, operating income before depreciation and amortization.

Please refer to AUO Web site for The Investor Conference Materials. http://www.auo.com/?sn=454&lang=en-US

# # #

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of display and solar total solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.2 inches to 71 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for two consecutive years from 2010 to 2011. AUO generated NT$379.7 billion (US$ 12.54 billion) in sales revenue in 2011. For more information, please visit AUO.com.

*	2011 year end revenue converted at an exchange rate of NTD30.27:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management’s expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and

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unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled “Risk Factors” in our Form 20-F filed with the United States Securities and Exchange Commission on May 3rd, 2011.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

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AU Optronics Corp.

February 8, 2012

English Language Summary

Subject: Statement regarding news reports on February 8, 2012

Regulation:	Published pursuant to Article 2-31 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/02/08

Content:

1. Name of the reporting media: Economic Daily News, etc.

2. Date of the report: 2012/02/08

3. Content of the report: Reporting that AUO obtained Solar Power Project in USA.

4. Summary of the information provided by investors: N/A

5. Company’s explanation of the reportage or provided information:

1. The Company obtained a 9 MW Solar Power Project in the Pennsylvania School District recently.

2. The Company does not comment on the news presumed by the media.

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

News Release

AU Optronics Corp. Reports January 2012 Consolidated Revenue

Issued by: AU Optronics Corp.

Issued on: Feb 8, 2012

Hsinchu, Taiwan, February 8, 2012 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced its preliminary consolidated January 2012 revenue of NT$21,706 million, down by 21.7% from the previous month and 28.1% from the same period last year.

Due to the Chinese New Year holidays and fewer workdays in January 2012, large-sized panel (a) shipments, with applications on desktop monitor, notebook PC, LCD TV and other applications, decreased by 15% month-over-month to nearly 7.31 million units. As for small-and-medium-sized panels, the shipments were around 10.33 million units, down by 33% month-over-month.

(a)	Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches.

Sales Report :(Unit: NT$ million)

	September 30,	September 30,
Net Sales(1) (2)	Consolidated(3)	Unconsolidated
January 2012	21,706	20,653
December 2011	27,716	26,234
M-o-M Growth	(21.7%)	(21.3%)
January 2011	30,188	28,341
Y-o-Y Growth	(28.1%)	(27.1%)

(1)	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2)	Monthly figures are unaudited, prepared by AU Optronics Corp.
(3)	Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corp. and its affiliates, , BriView Electronics Corp. and its affiliates, Toppan CFI (Taiwan) Co, Ltd., Darshin Microelectronics Inc., and AUO Crystal Corp. and its affiliates.

# # #

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of display and solar total solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.2 inches to 71 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO now has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for two consecutive years from 2010 to 2011. AUO generated NT$379.7 billion (US$ 12.54 billion) in sales revenue in 2011. For more information, please visit AUO.com.

*	2011 year end revenue converted at an exchange rate of NTD30.27:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management’s expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled “Risk Factors” in our Form 20-F filed with the United States Securities and Exchange Commission on May 3rd, 2011.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

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